        STATEMENTS

Exhibit 99.2

Condensed Consolidated Balance Sheets

(US$ thousands) unaudited	Note	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$22,731	$61,348
Accounts receivable	3	282,644	227,988
Other current assets		9,118	10,956
Derivative financial assets	16	—	5,668
		314,493	305,960
Property, plant and equipment:
Crude oil and natural gas properties (full cost method)	4, 5	1,303,239	1,253,505
Other capital assets	4	13,234	13,887
Property, plant and equipment		1,316,473	1,267,392
Other long-term assets		7,526	9,756
Right-of-use assets	10	24,492	26,118
Deferred income tax asset	14	374,238	380,858
Total Assets		$2,037,222	$1,990,084

Liabilities
Current liabilities
Accounts payable	7	$404,192	$367,008
Current portion of long-term debt	8	100,600	100,600
Derivative financial liabilities	16	257,038	143,200
Current portion of lease liabilities	10	10,852	10,618
		772,682	621,426

Long-term debt	8	494,402	601,171
Asset retirement obligation	9	144,591	132,814
Derivative financial liabilities	16	13,866	7,098
Lease liabilities	10	16,310	18,265
		669,169	759,348
Total Liabilities		1,441,851	1,380,774

Shareholders’ Equity
Share capital – authorized unlimited common shares, no par value Issued and outstanding: March 31, 2022 – 242 million shares December 31, 2021 – 244 million shares	15	3,070,678	3,094,061
Paid-in capital		36,110	50,881
Accumulated deficit		(2,218,865)	(2,238,325)
Accumulated other comprehensive loss		(292,552)	(297,307)
		595,371	609,310
Total Liabilities & Shareholders' Equity		$2,037,222	$1,990,084

Subsequent Event	15

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2022 Q1 REPORT               1

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

		Three months ended
		March 31,
(US$ thousands, except per share amounts) unaudited	Note	2022	2021
Revenues
Crude oil and natural gas sales	11	$513,152	$228,390
Commodity derivative instruments loss	16	(206,810)	(56,263)
		306,342	172,127
Expenses
Operating		83,244	51,162
Transportation		35,807	25,927
Production taxes		35,355	13,845
General and administrative	12	17,581	12,841
Depletion, depreciation and accretion		66,691	36,698
Asset impairment	5	—	3,420
Interest		6,055	5,633
Foreign exchange (gain)/loss	13	887	(24)
Transaction costs and other expense/(income)	9	12,697	3,619
		258,317	153,121
Income/(Loss) before taxes		48,025	19,006
Current income tax expense	14	5,000	—
Deferred income tax expense/(recovery)	14	9,782	8,657
Net Income/(Loss)		$33,243	$10,349

Other Comprehensive Income/(Loss)
Unrealized gain/(loss) on foreign currency translation		(620)	(807)
Foreign exchange gain/(loss) on net investment hedge, net of tax	16	5,375	5,714
Total Comprehensive Income/(Loss)		$37,998	$15,256

Net Income/(Loss) per share
Basic	15	$0.14	$0.04
Diluted	15	$0.13	$0.04

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

2               ENERPLUS 2022 Q1 REPORT

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Three months ended
	March 31,
(US$ thousands) unaudited	2022	2021
Share Capital
Balance, beginning of period	$3,094,061	$3,113,829
Issue of shares (net of tax effected issue costs)	—	99,516
Purchase of common shares under Normal Course Issuer Bid	(31,342)	—
Share-based compensation – treasury settled	7,959	9,402
Balance, end of period	$3,070,678	$3,222,747

Paid-in Capital
Balance, beginning of period	$50,881	$49,382
Share-based compensation – tax withholdings settled in cash	(11,567)	(3,551)
Share-based compensation – treasury settled	(7,959)	(9,402)
Share-based compensation – non-cash	4,755	1,654
Balance, end of period	$36,110	$38,083

Accumulated Deficit
Balance, beginning of period	$(2,238,325)	$(2,447,735)
Purchase of common shares under Normal Course Issuer Bid	(5,865)	—
Net income/(loss)	33,243	10,349
Dividends declared(1)	(7,918)	(5,634)
Balance, end of period	$(2,218,865)	$(2,443,020)

Accumulated Other Comprehensive Income/(Loss)
Balance, beginning of period	$(297,307)	$(294,511)
Unrealized gain/(loss) on foreign currency translation	(620)	(807)
Foreign exchange gain/(loss) on net investment hedge, net of tax	5,375	5,714
Balance, end of period	$(292,552)	$(289,604)
Total Shareholders’ Equity	$595,371	$528,206
(1)	For the three months ended March 31, 2022, dividends declared were $0.033 per share (2021 – $0.024 per share).

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

ENERPLUS 2022 Q1 REPORT               3

Condensed Consolidated Statements of Cash Flows

		Three months ended
		March 31,
(US$ thousands) unaudited	Note	2022	2021
Operating Activities
Net income/(loss)		$33,243	$10,349
Non-cash items add/(deduct):
Depletion, depreciation and accretion		66,691	36,698
Asset impairment	5	—	3,420
Changes in fair value of derivative instruments	16	133,332	40,358
Deferred income tax expense/(recovery)	14	9,782	8,657
Foreign exchange (gain)/loss on debt and working capital	13	1,171	157
Share-based compensation and general and administrative	12,15	4,660	802
Other expense	9	12,653	—
Amortization of debt issuance costs	8	353	57
Translation of U.S. dollar cash held in parent company	13	10	356
Asset retirement obligation settlements	9	(8,795)	(5,625)
Changes in non-cash operating working capital	17	(57,108)	(66,567)
Cash flow from/(used in) operating activities		195,992	28,662

Financing Activities
Proceeds from/(repayment of) bank credit facilities	8	(104,409)	400,000
Debt issuance costs	8	—	(2,834)
Proceeds from the issuance of shares	15	—	98,339
Purchase of common shares under Normal Course Issuer Bid	15	(37,207)	—
Share-based compensation – tax withholdings settled in cash	15	(11,567)	(3,551)
Dividends	15,17	(7,918)	(5,337)
Cash flow from/(used in) financing activities		(161,101)	486,617

Investing Activities
Capital and office expenditures	17	(75,027)	(40,345)
Bruin acquisition	6	—	(418,241)
Property and land acquisitions		(1,941)	(2,471)
Property divestments		6,581	4,010
Cash flow from/(used in) investing activities		(70,387)	(457,047)
Effect of exchange rate changes on cash & cash equivalents		(3,121)	2,289
Change in cash and cash equivalents		(38,617)	60,521
Cash and cash equivalents, beginning of period		61,348	89,945
Cash and cash equivalents, end of period		$22,731	$150,466

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

4               ENERPLUS 2022 Q1 REPORT

        NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements (“interim Consolidated Financial Statements”) and notes present the financial position and results of Enerplus Corporation (the “Company” or “Enerplus”) including its Canadian and United States (“U.S.”) subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus’ corporate offices are located in Calgary, Alberta, Canada and Denver, Colorado, United States.

2) BASIS OF PREPARATION

Enerplus’ interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America (“U.S. GAAP”) for the three months ended March 31, 2022 and the 2021 comparative periods. All prior period amounts have been restated to reflect U.S. dollars as the reporting currency. Certain prior period amounts have been reclassified to conform with current period presentation. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus’ annual audited Consolidated Financial Statements as of December 31, 2021.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

The  preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events. Actual results could differ from these estimates, and changes in estimates are recorded when known. Significant estimates made by management include those that relate to: crude oil and natural gas reserves and related present value of future cash flows, depreciation, depletion and accretion (“DD&A”), impairment of property, plant and equipment, asset retirement obligations, income taxes, ability to realize deferred income tax assets and the fair value of derivative instruments. The estimation of crude oil and natural gas reserves and the related present value of future cash flows involves the use of independent reservoir engineering specialists and numerous inputs and assumptions including forecasted production volumes, forecasted operating, royalty and capital cost assumptions and assumptions around commodity pricing. Inflation and discount rates impacting various items within the Company’s financial statements are also subject to management estimation. When estimating the present value of future cash flows, the discount rate implicitly considers the potential impacts, if any, due to climate change factors. Enerplus uses the most current information available and exercises judgment in making these estimates and assumptions.

ENERPLUS 2022 Q1 REPORT               5

3) ACCOUNTS RECEIVABLE

($ thousands)	March 31, 2022	December 31, 2021
Accrued revenue	$267,721	$208,160
Accounts receivable – trade	18,960	23,697
Allowance for doubtful accounts	(4,037)	(3,869)
Total accounts receivable, net of allowance for doubtful accounts	$282,644	$227,988

4) PROPERTY, PLANT AND EQUIPMENT (“PP&E”)

		Accumulated Depletion,
At March 31, 2022		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Crude oil and natural gas properties(1)	$13,255,443	$(11,952,204)	$1,303,239
Other capital assets	104,511	(91,277)	13,234
Total PP&E	$13,359,954	$(12,043,481)	$1,316,473

		Accumulated Depletion,
At December 31, 2021		Depreciation, and
($ thousands)	Cost	Impairment	Net Book Value
Crude oil and natural gas properties(1)	$13,075,987	$(11,822,482)	$1,253,505
Other capital assets	103,355	(89,468)	13,887
Total PP&E	$13,179,342	$(11,911,950)	$1,267,392
(1)	All of the Company’s unproved properties are included in the full cost pool.

5) IMPAIRMENT

No asset impairment was recorded during the three months ended March 31, 2022 (2021 – Canadian cost centre: $3.4 million). The primary factors that affect ceiling values include first-day-of-the-month commodity prices, reserves revisions, capital expenditure levels and timing, acquisition and divestment activity, and production levels.

In 2021, Enerplus requested and received a temporary exemption from the Securities Exchange Commission to exclude the properties acquired from Bruin in the full cost ceiling test. This exemption was used in Enerplus’ March 31, 2021 ceiling test.

The following table outlines the twelve month average trailing benchmark prices and exchange rates used in Enerplus’ ceiling tests from March 31, 2021 through March 31, 2022:

	WTI Crude Oil	Edm Light Crude	U.S. Henry Hub Gas	Exchange Rate
Period	$/bbl	CDN$/bbl	$/Mcf	CDN$/US$
Q1 2022	$75.28	$90.17	$4.11	0.80
Q4 2021	66.55	78.15	3.64	0.80
Q3 2021	57.64	67.27	3.00	0.79
Q2 2021	49.72	58.31	2.47	0.78
Q1 2021	39.95	46.10	2.18	0.75

6) ACQUISITIONS & DIVESTMENT

a)	Bruin E&P HoldCo, LLC Acquisition

On January 25, 2021, Enerplus Resources (USA) Corporation, an indirect wholly-owned subsidiary of Enerplus entered into a purchase agreement to acquire all of the equity interests of Bruin E&P HoldCo, LLC (“Bruin”) for total cash consideration of $465.0 million, subject to certain purchase price adjustments. Bruin was a private company that held crude oil and natural gas interests in certain properties located in the Williston Basin, North Dakota. The effective date of the acquisition was January 1, 2021 and the acquisition was completed on March 10, 2021.

6               ENERPLUS 2022 Q1 REPORT

The transaction was accounted for as an acquisition of a business. The purchase price equation was determined following the closing date, during which time the value of the net assets and liabilities acquired was revised as indicated in the agreement and is reflected in the final purchase price equation as follows:

($ thousands)	At March 10, 2021
Consideration
Purchase Price	$465,000
Purchase price adjustments	(44,751)
Total consideration	$420,249

Fair value of identifiable assets and liabilities of Bruin
Other current assets	1,667
Property, plant and equipment	542,190
Right of use assets	1,892
Accounts payable	(25,257)
Asset retirement obligation	(21,964)
Commodity contract liabilities	(76,387)
Lease liabilities	(1,892)
Total identifiable net assets	$420,249

The above purchase price equation includes $2.0 million of final adjustments that were recorded after March 31, 2021.

b)	Dunn County Acquisition

On April 30, 2021, the Company acquired assets in Dunn County, North Dakota from Hess Bakken Investments II, LLC for total cash consideration of $312.0 million, subject to customary purchase price adjustments. After purchase price adjustments, the purchase consideration including capitalized transaction costs was $306.8 million. The transaction was recorded as an asset acquisition.

c)	Sleeping Giant and Russian Creek Divestment

On November 2, 2021, the Company completed a disposition of its interests in the Sleeping Giant field in Montana and the Russian Creek area in North Dakota in the Williston Basin, for total cash consideration of $115.0 million, subject to customary purchase price adjustments. After purchase price adjustments and transaction costs, adjusted proceeds were $107.8 million. In addition, Enerplus may receive up to $5.0 million in contingent payments if the WTI oil price averages over $65 per barrel in 2022 and over $60 per barrel in 2023, with amounts payable on January 31, 2023 and January 31, 2024, respectively. The fair value of the contingent payments have been recorded as part of Other Current Assets and Other Long-Term assets.

7) ACCOUNTS PAYABLE

($ thousands)	March 31, 2022	December 31, 2021
Accrued payables	$163,259	$106,222
Accounts payable – trade	240,933	260,786
Total accounts payable	$404,192	$367,008

8) DEBT

($ thousands)	March 31, 2022	December 31, 2021
Current:
Senior notes	$100,600	$100,600
Long-term:
Bank credit facilities	291,202	397,971
Senior notes	203,200	203,200
Total debt	$595,002	$701,771

ENERPLUS 2022 Q1 REPORT               7

Bank Credit Facilities

During the quarter, Enerplus converted its senior unsecured, covenant-based, $400 million term loan maturing on March 9, 2024 into a revolving bank credit facility with no other amendments. Debt issuance costs were netted against the debt on issuance and are being amortized over the three-year term with $1.8 million of unamortized debt issuance costs remaining at March 31, 2022.

Enerplus also has a senior unsecured, covenant-based, $900 million sustainability linked lending (“SLL”) bank credit facility that matures on October 31, 2025. Debt issuance costs in relation to the SLL bank credit facility are being amortized over the four and a half year term with $1.4 million of debt issuance costs remaining unamortized and included in Other current assets at March 31, 2022.

For the three months ended March 31, 2022, total amortization of debt issuance costs amounted to $0.4 million (2021 – $0.1 million).

Senior Notes

The terms and rates of the Company’s outstanding senior notes are provided below:

				Original	Remaining
			Coupon	Principal	Principal
Issue Date	Interest Payment Dates	Principal Repayment	Rate	($ thousands)	($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	$200,000	$105,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	$20,000	$20,000
May 15, 2012	May 15 and Nov 15	3 equal annual installments beginning May 15, 2022	4.40%	$355,000	$178,800
		Total carrying value at March 31, 2022			$ 303,800

Capital Management

Enerplus considers net debt to be a key measure of capital management, which is calculated as current and long-term debt associated with senior notes plus any outstanding bank credit facility balances, minus cash and cash equivalents.

The following table calculates net debt at March 31, 2022 and December 31, 2021:

($ thousands)	March 31, 2022	December 31, 2021
Current portion of long-term debt	$100,600	$100,600
Long-term debt	494,402	601,171
Total debt	$595,002	$701,771
Less: Cash and cash equivalents	(22,731)	(61,348)
Net debt	$572,271	$640,423

9) ASSET RETIREMENT OBLIGATION (“ARO”)

($ thousands)	March 31, 2022	December 31, 2021
Balance, beginning of year	$132,814	$102,325
Change in estimates	18,346	26,586
Property acquisitions and development activity	1,010	1,304
Bruin acquisition (Note 6)	—	21,964
Dunn County acquisition (Note 6)	—	5,880
Divestments (Note 6)	(32)	(13,525)
Settlements	(8,795)	(12,951)
Government assistance	(400)	(4,594)
Accretion expense	1,648	5,825
Balance, end of period	$144,591	$132,814

Enerplus has estimated the present value of its ARO to be $144.6 million at March 31, 2022 based on a total undiscounted uninflated liability of $333.3 million (December 31, 2021 – $132.8 million and $303.3 million, respectively).

8               ENERPLUS 2022 Q1 REPORT

Enerplus benefited from provincial government assistance to support the clean-up of inactive or abandoned crude oil and natural gas wells. These programs provide direct funding to oil field service contractors engaged by Enerplus to perform abandonment, remediation, and reclamation work. The funding received by the contractor is reflected as a reduction to ARO. For the three months ended March 31, 2022, Enerplus benefited from $0.4 million (2021 – $1.3 million), in government assistance, which has been recorded as other income in the Condensed Consolidated Statements of Income/(Loss).

For the three months ended March 31, 2022, Enerplus recognized $13.1 million as part of other expense in the Condensed Consolidated Statements of Income/(Loss) to fulfil abandonment and reclamation obligation requirements on previously disposed of assets.

10) LEASES

The Company has entered into various lease contracts related to office space, drilling rig commitments, vehicles and other equipment. Leases are entered into and exited in coordination with specific business requirements which include the assessment of the appropriate durations for the related leased assets. Short-term leases with a lease term of 12 months or less are not recorded on the Condensed Consolidated Balance Sheets. Such items are charged to operating expenses or general and administrative expenses, as appropriate, in the Condensed Consolidated Statements of Income/(Loss), unless the costs are included in the carrying amount of another asset in accordance with U.S. GAAP.

($ thousands)	March 31, 2022	December 31, 2021
Assets
Operating right-of-use assets	$24,492	$26,118

Liabilities
Current operating lease liabilities	$10,852	$10,618
Non-current operating lease liabilities	16,310	18,265
Total lease liabilities	$27,162	$28,883

Weighted average remaining lease term (years)
Operating leases	3.0	3.3

Weighted average discount rate
Operating leases	3.4%	3.4%

The Company’s lease contract expenditures/(income) for the three months ended March 31, 2022 and 2021 are as follows:

	Three months ended March 31,
($ thousands)	2022	2021
Operating lease cost	$2,900	$2,857
Variable lease cost	1,145	24
Short-term lease cost	1,651	555
Sublease income	(234)	(191)
Total	$5,462	$3,245

Variable lease payments are determined through analysis of day rate fees under applicable rig contracts. The amounts in the table above are recorded as part of general and administrative or operating expenses or property, plant, and equipment depending on the nature of the contract to which they relate. Although Enerplus has various leases containing extensions and/or termination options, none were determined to be reasonably certain to be exercised. As a result, none of these options are recognized as part of the ROU assets or lease liabilities at March 31, 2022 or December 31, 2021.

ENERPLUS 2022 Q1 REPORT               9

Maturities of lease liabilities, all of which are classified as operating leases at March 31, 2022 are as follows:

($ thousands)	Operating Leases
2022	$8,778
2023	10,673
2024	6,105
2025	1,006
2026	965
After 2026	1,153
Total lease payments	$28,680
Less imputed interest	(1,518)
Total discounted lease payments	$27,162
Current portion of lease liabilities	$10,852
Non-current portion of lease liabilities	$16,310

Supplemental information related to leases is as follows:

	Three months ended March 31,
($ thousands)	2022	2021
Cash amounts paid to settle lease liabilities:
Operating cash flow used for operating leases	$3,190	$3,078
Right-of-use assets obtained/(terminated) in exchange for lease liabilities:
Operating leases	$952	$2,163

11)  CRUDE OIL AND NATURAL GAS SALES

Crude oil and natural gas revenue by country and by product for the three months ended March 31, 2022 and 2021 are as follows:

Three months ended March 31, 2022			Natural	Natural gas
($ thousands)	Total revenue	Crude oil(1)	gas(1)	liquids(1)	Other(2)
United States	$472,247	$357,657	$87,496	$27,090	$4
Canada	40,905	36,547	2,781	1,392	185
Total	$513,152	$394,204	$90,277	$28,482	$189

Three months ended March 31, 2021			Natural	Natural gas
($ thousands)	Total revenue	Crude oil(1)	gas(1)	liquids(1)	Other(2)
United States	$200,883	$140,290	$48,088	$12,497	$8
Canada	27,507	23,146	3,079	1,044	238
Total	$228,390	$163,436	$51,167	$13,541	$246
(1)	U.S. sales of crude oil and natural gas relate primarily to the Company’s North Dakota and Marcellus properties, respectively. Canadian crude oil sales relate primarily to the Company’s waterflood properties.
(2)	Includes third party processing income.

12) GENERAL AND ADMINISTRATIVE EXPENSE

	Three months ended March 31,
($ thousands)	2022	2021
General and administrative expense(1)	$11,103	$10,261
Share-based compensation expense	6,478	2,580
General and administrative expense	$17,581	$12,841
(1)	Includes a non-cash lease credit of $95 for the three months ended March 31, 2022 (2021 – credit of $90).

10               ENERPLUS 2022 Q1 REPORT

13)   FOREIGN EXCHANGE

	Three months ended March 31,
($ thousands)	2022	2021
Realized:
Foreign exchange (gain)/loss	$(294)	$(537)
Foreign exchange (gain)/loss on U.S. dollar cash held in parent company	10	356
Unrealized:
Foreign exchange (gain)/loss on U.S. dollar working capital in parent company	1,171	157
Foreign exchange (gain)/loss	$887	$(24)

14) INCOME TAXES

	Three months ended March 31,
($ thousands)	2022	2021
Current tax
United States	$5,000	$—
Canada	—	—
Current tax expense/(recovery)	5,000	—
Deferred tax
United States	$56,468	$18,940
Canada	(46,686)	(10,283)
Deferred tax expense/(recovery)	9,782	8,657
Income tax expense/(recovery)	$14,782	$8,657

The difference between the expected income taxes based on the statutory income tax rate and the effective income taxes for the current and prior period is impacted by expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and share-based compensation.

The Company’s overall net deferred income tax asset was $374.2 million at March 31, 2022 (December 31, 2021 – $380.9 million).

15) SHAREHOLDERS’ EQUITY

a) Share Capital

	Three months ended		Year ended
Authorized unlimited number of common shares issued:	March 31, 2022		December 31, 2021
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	243,852	$3,094,061	222,548	$3,113,829

Issued/(Purchased) for cash:
Issue of shares (net of tax effected issue costs)	—	—	33,062	99,516
Purchase of common shares under Normal Course Issuer Bid	(3,135)	(31,342)	(12,898)	(128,686)

Non-cash:
Share-based compensation – treasury settled(1)	1,240	7,959	1,140	9,402
Balance, end of period	241,957	$3,070,678	243,852	$3,094,061
(1)	The amount of shares issued on long-term incentive settlement is net of employee withholding taxes.

Dividends declared to shareholders for the three months ended March 31, 2022 were $7.9 million (2021 – $5.6 million). Subsequent to the quarter, the Board of Directors approved a 30% increase to the dividend to $0.043 per share to be effective for the June 2022 payment.

ENERPLUS 2022 Q1 REPORT               11

On August 12, 2021 Enerplus received approval from the Toronto Stock Exchange (“TSX”) to commence a Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float (within the meaning under TSX rules) during a 12-month period. During the three months ended March 31, 2022, 3,134,700 common shares were repurchased and cancelled under the NCIB at an average price of $11.87 per share, for total consideration of $37.2 million. Of the amount paid, $31.3 million was charged to share capital and $5.9 million was credited to accumulated deficit. The Company did not have an NCIB in place during the three months ended March 31, 2021.

Subsequent to March 31, 2022 and up to and including May 4, 2022, the Company repurchased 1,494,996 common shares under the current NCIB at an average price of $12.61 per share, for total consideration of $18.9 million.

b) Share-based Compensation

The following table summarizes Enerplus’ share-based compensation expense, which is included in General and Administrative expense on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended March 31,
($ thousands)	2022	2021
Cash:
Long-term incentive plans expense	$2,098	$2,159
Non-Cash:
Long-term incentive plans expense	4,755	892
Equity swap gain	(375)	(471)
Share-based compensation expense	$6,478	$2,580

Long-term Incentive (“LTI”) Plans

The following table summarizes the Performance Share Unit (“PSU”), Restricted Share Unit (“RSU”), Director Deferred Share Unit (“DSU”) and Director RSU (“DRSU”) activity for the three months ended March 31, 2022:

	Cash-settled LTI plans	Equity-settled LTI plans		Total
(thousands of units)	Director Plans	PSU(1)	RSU
Balance, beginning of year	589	3,983	3,065	7,637
Granted	82	756	773	1,611
Vested	(45)	(827)	(1,300)	(2,172)
Forfeited	—	(35)	(13)	(48)
Balance, end of period	626	3,877	2,525	7,028
(1)	Based on underlying awards before any effect of the performance multiplier.

Cash-settled LTI Plans

For the three months ended March 31, 2022, the Company recorded a cash share-based compensation expense of $2.1 million (March 31, 2021 – $2.2 million).

As of March 31, 2022, a liability of $8.0 million (December 31, 2021 – $6.3 million) with respect to the Director DSU and DRSU plans has been recorded to Accounts Payable on the Condensed Consolidated Balance Sheets.

Equity-settled LTI Plans

The following table summarizes the cumulative share-based compensation expense recognized to-date, which is recorded as Paid-in Capital on the Condensed Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

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At March 31, 2022 ($ thousands, except for years)	PSU(1)	RSU	Total
Cumulative recognized share-based compensation expense	$7,843	$5,973	$13,816
Unrecognized share-based compensation expense	12,835	9,744	22,579
Fair value	$20,678	$15,717	$36,395
Weighted-average remaining contractual term (years)	2.2	1.8
(1)	Includes estimated performance multipliers.

The Company directly withholds shares on PSU and RSU settlements for tax-withholding purposes. For the three months ended March 31, 2022, $11.6 million (2021 – $3.6 million) in cash withholding taxes were paid.

c) Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

	Three months ended March 31,
(thousands, except per share amounts)	2022	2021
Net income/(loss)	$33,243	$10,349

Weighted average shares outstanding – Basic	242,787	244,066
Dilutive impact of share-based compensation	6,550	2,832
Weighted average shares outstanding – Diluted	249,337	246,898
Net income/(loss) per share
Basic	$0.14	$0.04
Diluted	$0.13	$0.04

16) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a) Fair Value Measurements

At March 31, 2022, the carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated their fair value due to the short-term nature of these instruments. The fair values of the bank credit facilities approximate their carrying values as they bear interest at floating rates and the credit spread approximates current market rates.

At March 31, 2022, the senior notes had a carrying value of $303.8 million and a fair value of $303.0 million (December 31, 2021 – $303.8 million and $304.1 million, respectively). The fair value of the senior notes is estimated based on the amount that Enerplus would have to pay a third party to assume the debt, including the credit spread for the difference between the issue rate and the period end market rate. The period end market rate is estimated by comparing the debt to new issuances (secured or unsecured) and secondary trades of similar size and credit statistics for both public and private debt.

The fair value of derivative contracts, senior notes and bank credit facilities are considered level 2 fair value measurements. There were no transfers between fair value hierarchy levels during the period.

b) Derivative Financial Instruments

The derivative financial assets and liabilities on the Condensed Consolidated Balance Sheets result from recording derivative financial instruments at fair value. At March 31, 2022, Enerplus has equity, commodity, and contingent consideration contracts. See Note 6 regarding the contingent consideration contract.

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The following table summarizes the income statement change in fair value for the three months ended March 31, 2022 and 2021:

	Three months ended March 31,		Income Statement
Gain/(Loss) ($ thousands)	2022	2021	Presentation
Equity Swaps	$375	$471	G&A expense
Commodity Contracts:
Crude oil	(95,706)	(41,857)	Commodity derivative
Natural gas	(38,001)	1,028	instruments
Total Unrealized Gain/(Loss)	$(133,332)	$(40,358)

The following table summarizes the effect of Enerplus’ commodity contracts on the Condensed Consolidated Statements of Income/(Loss):

	Three months ended March 31,
($ thousands)	2022	2021
Unrealized change in fair value gain/(loss)	$(133,707)	$(40,829)
Net realized gain/(loss)	(73,103)	(15,434)
Commodity contracts gain/(loss)	$(206,810)	$(56,263)

The following table summarizes the presentation of fair values at the respective period ends:

	March 31, 2022		December 31, 2021
	Liabilities		Assets	Liabilities
($ thousands)	Current	Long-term	Current	Current	Long-term
Equity Swaps	$640	$—	$—	$969	$—
Commodity Contracts:
Crude oil	221,486	13,866	1,771	141,364	7,098
Natural gas	34,912	—	3,897	867	—
Total	$257,038	$13,866	$5,668	$143,200	$7,098

The fair value of commodity contracts and the equity swaps is estimated based on commodity and option pricing models that incorporate various factors including forecasted commodity prices, volatility and the credit risk of the entities party to the contract. Changes and variability in commodity prices over the term of the contracts can result in material differences between the estimated fair value at a point in time and the actual settlement amounts.

On March 10, 2021, the outstanding crude oil commodity contracts acquired with the Bruin acquisition were recorded at fair value. Realized and unrealized gains and losses on the acquired contracts are recognized in the Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the closing date of the Bruin acquisition.

At March 31, 2022, the fair value of Enerplus’ commodity contracts totaled a net liability of $270.3 million (December 31, 2021 – $143.7 million). Of this total net liability, $38.3 million (December 31, 2021 – $40.2 million) related to Bruin contracts, with $16.3 million (December 31, 2021 – $22.8 million) remaining from the original $76.4 million liability acquired from Bruin on March 10, 2021.

c) Risk Management

In the normal course of operations, Enerplus is exposed to various market risks, including commodity prices, foreign exchange, interest rates, equity prices, credit risk, liquidity risk, and the risks associated with environmental/climate change risk, social and governance regulation, and compliance.

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

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Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus’ policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes.

The following tables summarize Enerplus’ price risk management positions at May 4, 2022:

Crude Oil Instruments:

Instrument Type(1)(2)	bbls/day	US$/bbl

Apr 1, 2022 – Jun 30, 2022
WTI Purchased Put	12,500	75.00
WTI Sold Put	12,500	58.00
WTI Sold Call	12,500	87.63

April 1, 2022 – Dec 31, 2022
WTI Purchased Put	17,000	50.00
WTI Sold Put	17,000	40.00
WTI Sold Call	17,000	57.91
WTI Sold Swap(3)	3,828	42.35
WTI Purchased Swap	3,828	66.52

Jan 1, 2023 – Jun 30, 2023
WTI Purchased Put	10,000	76.50
WTI Sold Put	10,000	60.00
WTI Sold Call	10,000	107.38

Jan 1, 2023 – Oct 31, 2023
WTI Sold Swap(3)	250	42.10
WTI Purchased Swap	250	64.85
WTI Purchased Put(3)	2,000	5.00
WTI Sold Call(3)	2,000	75.00

Nov 1, 2023 – Dec 31, 2023
WTI Purchased Put(3)	2,000	5.00
WTI Sold Call(3)	2,000	75.00
(1)	The total average deferred premium spent on the Company’s outstanding crude oil contracts is $1.50/bbl from April 1, 2022 - December 31, 2022 and $1.25/bbl from January 1, 2023 – June 30, 2023.
(2)	Transactions with a common term have been aggregated and presented at weighted average prices and volumes.
(3)	Upon closing of the Bruin Acquisition, Bruin’s outstanding crude oil contracts were recorded at a fair value liability of $76.4 million. At March 31, 2022, the remaining liability was $16.3 million on the Condensed Consolidated Balance Sheets. Realized and unrealized gains and losses on the acquired contracts are recognized in Condensed Consolidated Statement of Income/(Loss) and the Condensed Consolidated Balance Sheets to reflect changes in crude oil prices from the date of closing of the Bruin Acquisition.

Natural Gas Instruments:

Instrument Type(1)	MMcf/day	US$/Mcf

Apr 1, 2022 – Oct 31, 2022
NYMEX Swap	40.00	3.40
NYMEX Purchased Put	60.00	3.77
NYMEX Sold Call	60.00	4.50
(1)	Transactions with a common term have been aggregated and presented at weighted average prices/Mcf.

Foreign Exchange Risk & Net Investment Hedge:

Enerplus is exposed to foreign exchange risk as it relates to certain activity transacted in Canadian or United States dollars. Enerplus has a U.S. dollar reporting currency, however Enerplus’ parent company has a Canadian functional currency. Activity in the Canadian parent company that is transacted in U.S. dollars will results in realized and unrealized foreign exchange gains and losses and is recorded on the Condensed Consolidated Statements of Income/(Loss).

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Enerplus may designate certain U.S. dollar denominated debt held in the parent entity as a hedge of its net investment in its U.S. subsidiary, which has a U.S. dollar functional currency. The unrealized foreign exchange gains and losses arising from the translation of the debt are recorded in Other Comprehensive Income/(Loss), net of tax, and are limited by the cumulative translation gain or loss on the net investment in the foreign subsidiary. At March 31, 2022, $303.8 million of senior notes and $293.0 million drawn on the bank credit facilities were designated as net investment hedges (December 31, 2021 – $303.8 million of the senior notes and $400 million of the term loan, respectively). For the three months ended March 31, 2022, Other Comprehensive Income/(Loss) included an unrealized gain of $5.4 million on Enerplus’ U.S. denominated senior notes and revolving bank credit facilities (2021 – $5.7 million gain).

Interest Rate Risk:

The Company’s senior notes bear interest at fixed rates while the bank credit facilities bear interest at floating rates. At March 31, 2022, approximately 51% of Enerplus’ debt was based on fixed interest rates and 49% on floating interest rates (December 31, 2021 – 43% fixed and 57% floating), with weighted average interest rates of 4.2% and 1.9%, respectively. At March 31, 2022, Enerplus did not have any interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 15. Enerplus has entered into various equity swaps maturing in 2022 that effectively fix the future settlement cost on a portion of its cash settled LTI plans.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables. Enerplus has appropriate policies and procedures in place to manage its credit risk; however, given the volatility in commodity prices, Enerplus is subject to an increased risk of financial loss due to non-performance or insolvency of its counterparties.

Enerplus mitigates credit risk through credit management techniques, including conducting financial assessments to establish and monitor counterparties’ credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

The Company’s maximum credit exposure consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At March 31, 2021, approximately 87% of Enerplus’ marketing receivables were with companies considered investment grade (December 31, 2021 – 83%).

Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectible the account is written off with a corresponding charge to the allowance account. Enerplus’ allowance for doubtful accounts balance at March 31, 2022 was $4.0 million (December 31, 2021 – $3.9 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash and cash equivalents) and shareholders’ capital. Enerplus’ objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current crude oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, share repurchases, access to capital markets, as well as acquisition and divestment activity.

At March 31, 2022, Enerplus was in full compliance with all covenants under the bank credit facilities and outstanding senior notes. If the Company breaches or anticipates breaching its covenants, the Company may be required to repay, refinance, or renegotiate the terms of the debt.

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iv) Climate Change Risk

Enerplus is exposed to climate change risks through changing regulation, potential access to capital, capital spending plans and the impact of climate related events on the Company’s financial position. The Company did not recognize amounts in respect of climate change risk in the Condensed Consolidated Financial Statements at and for the three months ended March 31, 2022 as there have been no material changes since management’s risk assessment at December 31, 2021.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

	Three months ended March 31,
($ thousands)	2022	2021
Accounts receivable	$(54,591)	$(52,454)
Other assets	4,305	2,447
Accounts payable – operating	(6,822)	(16,560)
Non-cash operating activities	$(57,108)	$(66,567)

b) Changes in Non-Cash Financing Working Capital

	Three months ended March 31,
($ thousands)	2022	2021
Dividends payable	$—	$297
Non-cash financing activities	$—	$297

c) Changes in Non-Cash Investing Working Capital

	Three months ended March 31,
($ thousands)	2022	2021
Accounts payable – investing(1)	$24,306	$11,775
Non-cash investing activities(1)	$24,306	$11,775
(1)	Relates to changes in accounts payable for capital and office expenditures and included in capital and office expenditures on the Condensed Consolidated Statements of Cash Flows.

d) Cash Income Taxes and Interest Payments

	Three months ended March 31,
($ thousands)	2022	2021
Income taxes paid/(received)	$7	$4
Interest paid	$5,206	$2,538

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